FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 29, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions of the Extraordinary General Meeting of Magyar

Telekom Plc.

held on June 29, 2009

Budapest — June 29, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, hereby announces the resolutions of its Extraordinary General Meeting held today.

Resolution No. 1/2009 (VI.29.)

The General Meeting agrees that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 671 480 529 (99.88%) affirmative votes, 6 951 (0.00%) negative votes, and 697 009 (0.10%) abstentions.

Resolution No. 2/2009 (VI.29.)

The General Meeting elects dr. Anita Gyóni-Maksa as Keeper of the Minutes in addition to electing Oliver Kranzusch, representative of MagyarCom Holding GmbH as authenticator of the Minutes.

The General Meeting adopts this Resolution with 672 177 537 (99.98%) affirmative votes, 6 851 (0.00%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 3/2009 (VI.29.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.              Informative for the shareholders with regard to the transformation of Magyar Telekom Nyrt, T-Kábel Magyarország Kft. and Dél-Vonal Kft;

2.              Approval of the written report of senior officers;

3.              Statement of the independent auditor on the transformation and that the planned transformation will not endanger the satisfaction of creditors claims towards the company;

4.              Opinion of the Supervisory Board and the Audit Committee on the transformation;

5.              Decision on the closing draft balance sheet and draft merger inventory of Magyar Telekom Nyrt;

6.              Decision on the sum of the proportionate assets due to persons who do not wish to remain shareholders of Magyar Telekom, as the successor company and on the way of settlement with them;

7.              Final determination of persons who do not wish to remain shareholders of the successor company and the number of their shares;

8.              Establishment of the number of persons who do not wish to remain shareholders of the successor company and the number of their shares;

9.              Decision on the draft balance sheet and draft inventory of Magyar Telekom Nyrt., as the successor company, with regard to changes of the draft balance sheet due to possible departing shareholders;

10.       Decision on the transformation, approval of the merger agreement;

11.       Decision on the amendment of the Articles of Association of the Company (1.4. (a) Sites of the Company; 1.4. (b) Branch Offices of the Company; 1.8. Legal succession; 1.7. Share capital of the Company; 2.1. Shares; 15.2. Notices, 15.5. Miscellaneous);

12.       Approval of the new Articles of Association of the Successor Company.

The General Meeting adopts this Resolution with 672 177 538 (99,98%) affirmative votes, 6 851 (0.00%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 4/2009 (VI.29.)

The General Meeting approves the written report presenting the legal and economic necessities of the merger that was prepared jointly by the senior officers of the companies involved in the planned merger and was reviewed by the Supervisory Board.

The General Meeting adopts this Resolution with 672 277 383 (100%) affirmative votes, 6 985 (0.00%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 5/2009 (VI.29.)

The General Meeting approves the statement of the independent auditor regarding the draft balance sheets and draft merger inventories of the merging companies, the draft balance sheet and draft merger inventory of the successor company, the draft merger agreement and the written report of the senior officers as well as the auditor’s statement that the planned transformation will not endanger the satisfaction of creditors claims towards the company.

The General Meeting adopts this Resolution with 672 277 404 (100%) affirmative votes, 6 964 (0.00%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 6/2009 (VI.29.)

The General Meeting approves the opinion of the Supervisory Board and Audit Committee on the merger of T-Kábel Magyarország Kft. Dél-Vonal Kft. and Magyar Telekom Nyrt, on the written report of the senior officers and on the draft transformation balance sheets and draft merger inventories of Magyar Telekom Nyrt.

The General Meeting adopts this Resolution with 672 277 406 (100%) affirmative votes, 6 962 (0.00%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 7/2009 (VI.29.)

The General Meeting approves the closing draft balance sheet and draft inventory of Magyar Telekom Nyrt.

The General Meeting adopts this Resolution with 644 837 837 (95,92%) affirmative votes, 27 446 531 (4.08%) negative votes, and 0 (0.00%)  abstentions.

Resolution No. 8/2009 (VI.29.)

Based on the draft balance sheets the General Meeting proposes that the due sum per one registered share payable to shareholders who do not wish to remain the shareholders of the successor company shall be HUF 344 (that is three hundred and forty four forints). The company informed the shareholders in its May 29, 2009 announcement on the way of the payment of the asset proportions. The General Meeting approves the draft document regarding the settlement with departing shareholders.

The General Meeting adopts this Resolution with 644 837 828 (95,92%) affirmative votes, 27 446 540 (4.08%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 9/2009 (VI.29.)

The General Meeting establishes that on the basis of the valid departure statements sent to Magyar Telekom Nyrt. and those that were validly made at the Extraordinary General Meeting the number of persons who do not wish to remain the shareholders of the successor Magyar Telekom Nyrt. is: 2 persons, who hold 3 072 shares.

The General Meeting adopts this Resolution with 644 836 006 (95,92%) affirmative votes, 27 446 540 (4.08%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 10/2009 (VI.29.)

The General Meeting approves the opening draft balance sheet and draft merger inventory of Magyar Telekom Nyrt, as the successor company, with the modification that these documents, included in the documents submitted to the General Meeting, were corrected with the assets paid to the shareholders who do not wish to participate in the successor. In line with the above the General Meeting establishes that the successor Magyar Telekom Plc.’s registered capital is reduced with the face value of the shares of shareholders who do not wish to participate in the successor company, therefore the registered capital will amount to HUF 104 274 254 300 (that is one hundred and four billion two hundred and seventy-four million two hundred and fifty-four thousand three hundred forints) and the number of Series A ordinary shares of HUF 100 (that is one hundred forints) face value is reduced with the number of ordinary shares held by these shareholders 3 072 shares. The proportion of the registered capital due to the members of the successor company per each registered share shall be 100 / 104 274 254 300.

The General Meeting adopts this Resolution with 644 836 008 (95.92%) affirmative votes, 27 446 538 (4.08%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 11/2009 (VI.29.)

The General Meeting approves the merger of T-Kábel Magyarország Kft, Dél-Vonal Kft. and Magyar Telekom Nyrt. by way of the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Nyrt. The General Meeting determines September 30, 2009 as the planned date of the merger’s entry into force.

The General Meeting adopts this Resolution with 672 275 560 (100%) affirmative votes, 6 986 (0.00%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 12/2009 (VI.29.)

The General Meeting approves the draft merger agreement to be concluded by Magyar Telekom Nyrt, T-Kábel Magyarország Kft. and Dél-Vonal Kft. and simultaneously empowers the Board of Directors of the Company to sign the Merger Agreement on behalf of Magyar Telekom Nyrt.

The General Meeting adopts this Resolution with 644 903 288 (95.93%) affirmative votes, 27 379 258 (4.07%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 13/2009 (VI.29.)

Due to changes of the sites and branch offices the new locations have to be included in Section 1.4. of the Articles.

In line with the submission the General Meeting adopts the amendment of Section 1.4. of the Articles of Association.

The General Meeting adopts this Resolution with 644 836 015 (95.92%) affirmative votes, 27 446 531 (4.08%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 14/2009 (VI.29.)

Section 1.8 of the Articles (Legal Succession) is amended with Section 1.8.4. and 1.8.5. that contain references to the merging companies.

In line with the submission the General Meeting adopts the amendment of Section 1.8. of the Articles of Association.

The General Meeting adopts this Resolution with 644 836 013 (95.92%) affirmative votes, 27 446 533 (4.08%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 15/2009 (VI.29.)

Section 1.7. of the Successor’s Articles („Share Capital of the Company”) and 2.1. („Shares”) are amended due to the possible decrease of the share capital with regard to the settlement with departing shareholders.

In line with the submission the General Meeting adopts the amendment of Section 1.7. and 2.1. of the Articles of Association.

The General Meeting adopts this Resolution with 644 835 999 (95.92%) affirmative votes, 27 446 547 (4.08%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 16/2009 (VI.29.)

Under Section 15.2. („Notices”) the name of the website of the Company is changed.

In line with the submission the General Meeting adopts the amendment of Section 15.2. of the Articles of Association.

The General Meeting adopts this Resolution with 644 835 999 (95.92%) affirmative votes, 27 446 547 (4.08%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 17/2009 (VI.29.)

Under Section 15.5. („Miscellaneous”) there are technical modifications that refer to the restated text of the Articles.

In line with the submission the General Meeting adopts the amendment of Section 15.5. of the Articles of Association.

The General Meeting adopts this Resolution with 644 836 001(95.92%) affirmative votes, 27 446 545 (4.08%) negative votes, and 0 (0.00%) abstentions.

Resolution No. 18/2009 (VI.29.)

At the general meeting a shareholder’s proposal has been submitted related to supplementing Section 4.4 of the Articles of Association with the following:

“Shareholders who are residents in countries that are not joined WTO, EU or OECD are entitled to exercise together maximum 10% of their rights related to their shares owned in the Company.”

The General Meeting did not adopt this proposed resolution with 1 (0.00%) affirmative vote, 617 443 610 (91.84%) negative votes, and 13 339 241 (1.98%) abstentions.

Resolution No. 19/2009 (VI.29.)

At the general meeting a shareholder’s proposal has been submitted related to supplementing Section 7.4.1 of the Articles of Association with the following:

[7.4.1. The Board of Directors]

(g) “until the sixth anniversary of Hungary’s membership in the EU shall align the average gross salary of employees of the Company to the average gross salary of companies operating in the EU and consolidated by DT AG.”

The General Meeting did not adopt this proposed resolution with 1 (0.00%) affirmative vote, 617 443 610 (91.84%) negative votes, and 13 339 241 (1.98%) abstentions.

Resolution No. 20/2009 (VI.29.)

The General Meeting adopts the new version of the Articles of Association of Magyar Telekom Nyrt. that enters into force upon the merger is registered by the Company Court and simultaneously declares that the new Articles of Association of Magyar Telekom Nyrt. shall supersede and replace the former version of the Articles of Association of the Company.

The General Meeting adopts this Resolution with 644 835 999 (95.92%) affirmative votes, 27 446 547 (4.08%) negative votes, and 0 (0.00%) abstentions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: June 29, 2009